

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2013

Via E-mail
Mr. Lewis J. Derbes, Jr.
Chief Financial Officer
Stewart Enterprises, Inc.
1333 South Clearview Parkway
Jefferson, Louisiana 70121

> **Re: Stewart Enterprises, Inc.**
> **Tender Offer Statement on Schedule TO**
> **Filed December 5, 2013**
> **File No. 005-42169**

Dear Mr. Derbes:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Your offer document appears to relate to two tender offers: a tender offer for cash pursuant to a contractual put right under the applicable indentures, and a tender offer for cash pursuant to the fundamental change conversion provisions of the applicable indentures. While we do not object to a single offer document relating to two tender offers, please revise your offer document, the letter of transmittal, and the other associated documents to specify the relevant disclosure items under Item 1004(a) and any other applicable items of Regulation M-A for each offer. Without limiting the generality of the foregoing comment, please also provide the disclosure required by Items 1004(a)(1)(v) and (a)(1)(vi) of Regulation M-A.

2.   Please advise how you determined that these two tender offers can be conducted
simultaneously consistent with Rule 13e-4(f)(6) and/or Rule 14e-5.

3.   Please confirm that the company has no redemption rights under the indentures that are or
will shortly become exercisable.

4.   Please enhance your disclosure regarding conversions to include, among any other
relevant items: how and when conversions will be settled, whether submitted before or
after the merger; how withdrawal rights will be provided for conversions; and whether
cash conversions will be conducted prior to the merger.

5.   On page 3, you appear to be stating that the price for conversions will change mid-offer.
We note in particular your disclosure that "settlement of any conversion rights following
the Merger will be settled in cash and be based upon the consideration received by
holders of the Company's common stock in the Merger." Please revise your disclosure to
more clearly describe this process and how it differs from payments prior to the merger.
We note that a footnote to the chart appears to indicate that, prior to the merger, the
conversion assumes consideration payable to common stockholders of $13.25 per share.
Please also advise how you determined that any change in consideration is consistent
with Rule 13e-4(f)(8)(ii).

6.   We note that holders who surrender notes for conversion from the close of business on
January 1, 2014 to the opening of business on January 15, 2014 are required to pay an
amount equal to the interest payable on their notes on January 15, 2014. Please advise
how you determined that that was consistent with Rule 13e-4(f)(8)(ii).

Conversion Rights of the Notes, page 11

7.   Please disclose in greater detail the operation of the Make Whole Premium.

Source and Amount of Funds, page 18

8.   Please disclose the total amount of funds the company would need to repurchase all of
the notes pursuant to each of the offers, in the alternative.

Conflicts, page 23

9.   Please revise the language in the first paragraph of this section so that it is not
inconsistent with your disclosure obligations under federal securities laws.

Letter of Transmittal

10.   Please delete the language in the letter of transmittal requiring the note holder to represent and warrant that the note holder "has read and understands" all of the terms of the offer.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Dionne M. Rousseau, Esq.
        Jones Walker LLP